EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Noble Energy, Inc.:
We consent to the use of our reports dated February 23, 2007, with respect to the consolidated balance sheets of Noble Energy, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference. Our report on the consolidated financial statements refers to changes in 2006 in accounting for stock-based compensation and defined benefit pension and other post-retirement plans.
Houston, Texas
May 21, 2007